SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Schrock, Charles Alvin (Last) (First) (Middle) 700 North Adams Street P. O. Box 19001 (Street) Green Bay, WI 54307-9001 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol WPS Resources Corporation WPS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 6, 2003 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President of WPS Power Development, Inc., a subsidiary
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/06/2003	A |	1.8530 | A | $40.4850	216.3312	I	By Stock Investment Plan
Common Stock				1,459.0395	I	By ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Schrock, Charles Alvin - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to buy)	$34.0900				12/13/2002 (2) | 12/13/2011	Common Stock - 16,599.0000		16,599.0000	D
Employee Stock Option (Right to buy)	$37.9600				12/12/2003 (3) | 12/12/2012	Common Stock - 16,967.0000		16,967.0000	D
Performance Rights	1-for-1				Varies (4) | Varies (4)	Common Stock - 4,660.0000		4,660.0000	D
Phantom Stock Unit	1-for-1				Varies (5) | Varies (5)	Common Stock - 4,386.6763		4,386.6763	D
Employee Stock Option (Right to buy)	$29.8750				02/11/2000 (1) | 02/11/2009	Common Stock - 22,000.0000		22,000.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 01-07-2003 ** Signature of Reporting Person Date Barth J. Wolf (See POA filed August 2002) Charles Alvin Schrock Page 2 SEC 1474 (3-99)

Schrock, Charles Alvin - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for WPS Resources Corporation WPS

Form 4 - January 2003

Charles Alvin Schrock
700 North Adams Street
P. O. Box 19001
Green Bay, WI 54307-9001
Explanation of responses:

 (1)   The option vests in four equal annual installments beginning on February 11, 2000.
(2)   The option vests in four equal annual installments beginning on December 13, 2002.
(3)   The option vests in four equal annual installments beginning on December 12, 2003.
(4)   Performance shares vest and are issued three years after the performance shares are awarded and the final number of shares issued is determined based on company performance against an established industry benchmark.
(5)   Unless the participant has selected a later commencement date, distribution of stock and equivalents will commence within 60 days following the end of the calendar year in which occurs the participant's retirement or termination as director.

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